

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

January 31, 2006

Via Facsimile (216) 479-8776 and U.S. Mail

Mr. Cipriano S. Beredo
Squire, Sanders & Dempsey L.L.P.
4900 Key Tower, 127 Public Square
Cleveland, Ohio 44114

>   **Re: First Citizens Banc Corp**
>   **Schedule TO-I filed January 11, 2006**
>   **File No. 5-53073**

Dear Mr. Beredo:

       We have reviewed the above-referenced filing and have the following comments.

Offer to Purchase

Forward looking Statements, page 4

1.   We remind you that statements made in connection with tender offers are specifically
         excluded from the safe harbor protections of the Private Securities Litigation Reform Act
         of 1995. *See* Section 21E(b)(2)(C) of the Exchange Act and Regulation M-A telephone
         interpretation M.2 of the July 2001 Supplement to the Division of Corporation Finance's
         Manual of Publicly Available Telephone Interpretations. As a result, please delete the
         reference to the Private Securities Litigation Reform Act or revise the disclosure to make
         clear that the safe harbor protections do not apply to statements made in connection with
         the tender offer.

Conditions of the Offer, page 12

2.   We note your disclosure that you may exert a condition "regardless of the circumstances
         giving rise to such event." We do not object to the imposition of conditions in a tender
         offer, provided that they are not within the direct or indirect control of the issuer and are
         specific and capable of objective verification when satisfied.   Please revise your
         condition so that action or omission by you can not trigger the condition.

3.   We note your statement that the failure to exercise a right will not be deemed a waiver of
         that right. This language suggests that once a condition is triggered, you will make a
         secondary determination as to whether to proceed with the tender offer. Please note that
         when a condition is triggered and an offeror decides to proceed with the offer anyway,

we believe that this decision constitutes a waiver of the triggered condition. As you are aware, the waiver of a material offer condition may require an extension of the offer, as well as filing of an amendment and dissemination of additional offer materials. Please confirm to us the issuer will not rely on this language to tacitly waive a condition of the offer by failing to expressly assert it.

4.   We note your statement that any determination you make will "be final and binding on all parties." Please revise this sentence to more precisely define its scope. It appears that your interpretation of the terms of the tender offer may not necessarily be final and binding on all parties. For example, while you may assert an offer condition when it is triggered, when parties contest asserted conditions, the judgments of courts of competent jurisdiction are generally considered final and binding in such matters.

Closing Comments

As appropriate, please amend your document in response to these comments. You may wish to provide us with marked copies of the amendment, if required, to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments. In addition, depending upon your response to these comments, a supplement may need to be sent to security holders.

In connection with responding to our comments, please provide, in writing, a statement from all filing persons acknowledging that:

- you are responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
- you may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions to me at (202) 551-3345. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549.

Sincerely,

Michael Pressman
Office of Mergers
and Acquisitions